SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 4, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on December 4, 2019.

Autonomous City of Buenos Aires, December 4th 2019

To

Comisión Nacional de Valores

25 de mayo 175, 3er. Piso

Ciudad Autónoma de Buenos Aires

Argentina

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

Ciudad Autónoma de Buenos Aires

Argentina

Mercado Abierto Electrónico S.A.

San Martin 344

Ciudad Autónoma de Buenos Aires

Argentina

Re.: Relevant Event – Inclusion in BYMA’s Corporate Governance Panel

I write to you in my capacity as Head of Market Relations at Banco Macro S.A. (hereinafter referred to as the “Company” and/or “Macro”) in order to inform that the Company has been included in the special stock trading board known as Corporate Governance Panel (hereinafter referred to as “CG Panel”), in which it was invited to participate. BYMA’s Corporate Governance Panel is a market segment formed by companies who adhere to good corporate governance and transparency practices that are additional to the standard regulatory requirements set forth by the Argentine legislation and commit to the periodic monitoring thereof.

CG Panel standards are aimed at improving the disclosure of information to investors when it comes to exercising their rights or investing, strengthening the visibility of the Company and making it more attractive for international investors.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 4, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer